DiVall Insured Income Properties 2, L.P.
Quarterly News

Distribution Highlights

- **$100,000 ($2.16 per unit)** will be distributed for the first quarter of 2019 on or about May 15, 2019.
- Since the Partnership's initial capital raise of $46 million in the early 1990's, the Partnership has distributed approximately $78 million to investors, from both operations and strategic sales.

Wendy's Destroyed By Fire
(3013 Peach Orchard Rd, Augusta GA)

The brand new, ground-up store will re-open in the second quarter. The tenant continued to pay fixed rent since the fire on July 4, 2018 throughout construction.

Brakes4Less
(Martinez, GA)

The like-new building renovation will be complete and opened for business during the second quarter: The tenant has paid all operating costs during 2019.

Access to Additional Financial Information

For further quarterly 2019 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2018 Annual Report on Form 10-K was filed with the SEC on April 1, 2019, which also can be accessed via the websites listed.

QUESTIONS & ANSWERS

- *When can I expect to receive my next distribution mailing?*

  Your distribution correspondence for the Second Quarter of 2019 is scheduled to be mailed on or about August 15, 2019.

- *What was the estimated December 31, 2018 Net Unit Value ("NUV")?*

  Management has estimated the December 31, 2018 Net Unit Value of each interest of the Partnership to approximate $380. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the independent third-party appraisal valuation methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

  - an investor would be able to resell his or her Units at this estimated NUV;
  - the Units would trade at the estimated NUV in a secondary market; or
  - the methodology used to estimate the Partnership's NUV would be acceptable under ERISA for compliance with its reporting requirements.

- *How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?*

  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

- *How do I have a question answered in the next Newsletter?*

  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.

- *I've moved. How do I update my account registration?*

  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE: 1-800-547-7686
FAX: 1-415-485-4553